6/23

Follow-Up Materials


06015314

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00001 FISCAL YEAR:

(03/94)

083-00001

File No. 83-1
Regulation IA
Rule 3


SEC MAIL PROCESSING
RECEIVED
JUN 22 2006
WASH, D.C.
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

NZD200,000,000 6.25 percent Notes due June 22, 2016
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: June 20, 2006

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the NZD200,000,000 6.25 percent Notes due June 22, 2016 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated June 20, 2006 (the "Terms Agreement") and the Pricing Supplement dated as of June 20, 2006 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	98.39%	0.25%	98.14%
Total:	NZD196,780,000	NZD500,000	NZD196,280,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Expenses not to exceed USD100,000.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 12, 2006
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO



INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

April 12, 2006

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/06, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Assistant General Counsel

EXECUTION COPY

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 127

NZD200,000,000 6.25 percent Notes due June 22, 2016

Issue Price: 98.39 percent

Application has been made to list the Notes
on the London Stock Exchange

TD Securities
Commonwealth Bank of Australia
Deutsche Bank

The date of this Pricing Supplement is as of June 20, 2006

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue, The Toronto-Dominion Bank (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot Notes (provided that the aggregate principal amount of Notes allotted does not exceed 105 percent of the aggregate principal amount of the Notes) or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1. Series No.: 127

2. Aggregate Principal Amount: NZD200,000,000

3. Issue Price: NZD196,780,000, which is 98.39 percent of NZD200,000,000

4. Issue Date: June 22, 2006

5. Form of Notes (Condition 1(a)): Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below.

6. Authorized Denomination(s) (Condition 1(b)): NZD1,000 and integral multiples thereof

7. Specified Currency (Condition 1(d)): New Zealand Dollars (NZD), being the lawful currency of New Zealand

DC_LAN01:210114.4

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	New Zealand Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	June 22, 2016
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (June 22, 2006)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	6.25 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on each June 22 and December 22 in each year, commencing on December 22, 2006. An amount of NZD31.25 per Authorized Denomination of NZD1,000 is payable on each Interest Payment Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.
	(c) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
14.	Relevant Financial Center:	New York, London, Auckland and Wellington
15.	Relevant Business Days:	New York, London, Auckland and Wellington
16.	Issuer's Optional Redemption (Condition 6(e)):	No

17. Redemption at the Option of the Noteholders (Condition 6(f)):	No
18. Governing Law:	New York
19. Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each Manager agrees that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) New Zealand:

Each Manager agrees that no prospectus, investment statement or other disclosure document in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

(d) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Joint and Several
	(b) Lead Manager:	The Toronto-Dominion Bank
	(c) Stabilizing Manager:	The Toronto-Dominion Bank
5.	Commissions and Concessions:	0.25% of the Aggregate Principal Amount
6.	Codes:	
	(a) Common Code:	025787021
	(b) ISIN:	XS0257870211
	(c) WKN Number:	A0GTLY
7.	Identity of Managers:	The Toronto-Dominion Bank Commonwealth Bank of Australia Deutsche Bank AG, London Branch
8.	Provisions for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	No

(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be "passive" or "financial services" income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

INTER-AMERICAN DEVELOPMENT BANK

By: Hiroshi Naka

Name: Hiroshi Naka
Title: Deputy Finance Manager
Capital Markets and Accounting Subdepartment

DC_LAN01:210114.4

Exhibit C

EXECUTION COPY

TERMS AGREEMENT NO. 127 UNDER
THE PROGRAM

June 20, 2006

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's NZD200,000,000 6.25 percent Notes due June 22, 2016 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. London time on June 22, 2006 (the "Settlement Date"), at an aggregate purchase price of NZD196,780,000 adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 98.39 percent of the NZD200,000,000 principal amount (NZD196,780,000), less a combined management fee and underwriting commission of 0.25 percent of the aggregate principal amount (NZD500,000), giving a total net proceeds amount of NZD196,280,000 (less a reimbursement of expenses to The Toronto-Dominion Bank as agreed separately in a side letter dated the date hereof).

2. Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank on behalf of the Managers to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed The Toronto-Dominion Bank as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

    - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that no prospectus in respect of the Notes has been, nor will be, registered or prepared under, or for the purposes of, the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes may not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in all circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the New Zealand Securities Regulations 1983 and any other applicable laws.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

The Toronto-Dominion Bank

on behalf of

Commonwealth Bank of Australia
Deutsche Bank AG, London Branch
(the "Managers")

By: 
Company: The Toronto-Dominion Bank
Name: Pierre Molyneux
Title: Attorney-in-fact for each of the several Managers named above

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: 
Name: Hiroshi Naka
Title: Deputy Finance Manager
Capital Markets and Accounting Subdepartment